LONDON FINANCIAL CORPORATION
2 East High Street   London, Ohio 43140
Telephone: (740) 852-1335  Fax: (740) 852-4699



March 27, 2000

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  RE:      London Financial Corporation Form 15

Gentlemen:

Pursuant to Rule 12g-4(a)(1)(i) under the Securities Exchange Act of 1934 (the "Act"), enclosed on behalf of London Financial Corporation (the "Company") is the Company's Form 15. The Form 15 constitutes the Company's Certification and Notice of Termination of Registration Under Section 12(g) of the Act of the Company's Common Stock, no par value per share (the "Common Stock").

On behalf of the Company, I hereby respectfully request acceleration of the termination of registration under Section 12(g) of the Act of the Company's Common Stock pursuant to the Form 15 enclosed herewith, to the earliest practicable date following receipt hereof. Although the Company understands that the duty to file periodic reports under the Act is immediately suspended, a review of authorities and discussions with the Securities and Exchange Commission's legal staff leave the Company uncertain with regard to whether the provisions of Section 240.13e-3 continue to apply to the Company pending effectiveness of the termination of registration. Due to the current low market price of the Company's Common Stock, as for financial institution stock in general, the Company would like to repurchase some of its shares through brokers on the open market without the expense and delay of compliance with Rule 13e-3, since the shares of the Company are already held by fewer than 300 shareholders of record.

Please call me at 740-852-0787 if you have any questions with respect to this filing.

Sincerely,

/s/ John J. Bodle

John J. Bodle
President and Chief Executive Officer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                           Commission File No. 0-26248

                          London Financial Corporation
-----------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               2 East High Street, London, OH 43114 (614) 852-0787
-----------------------------------------------------------------------------
                   (Address, including zip code and telephone
                  number, including area code, of registrant's
                          principal executive offices)

                      Common Stock, no par value per share
-----------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
-----------------------------------------------------------------------------
                 (Titles of all other classes of securities for
                   which a duty to file reports under section
                             13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)     [X]             Rule 12h-3(b)(1)(i)     [ ]
        Rule 12g-4(a)(1)(ii)    [ ]             Rule 12h-3(b)(1)(ii)    [ ]
        Rule 12g-4(a)(2)(i)     [ ]             Rule 12h-3(b)(2)(i)     [ ]
        Rule 12g-4(a)(2)(ii)    [ ]             Rule 12h-3(b)(2)(ii)    [ ]
                                                  Rule 15d-6            [ ]

     Approximate number of holders of record as of the certification or notice date: 250


     Pursuant to the requirements of the Securities Exchange Act of 1934, London Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 27, 2000         By:  /s/ John J. Bodle
       --------------              -----------------
                                   Name:   John J. Bodle
                                   Title:  President and Chief Executive Officer